Mail Stop 3010

September 17, 2009

Mr. Thomas J. Riha
Senior Vice President and Chief Financial Officer
WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, CA 92614

      Re: WNC Housing Tax Credit Fund VI, L.P., Series 7
               Form 10-K for the Year Ended March 31, 2007
               Forms 10-Q for the quarters ended June 30, September 30, and
               December 31, 2007
               File No. 000-32395

Dear Mr. Riha:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                Sincerely,

                                Daniel L. Gordon
                                Branch Chief